1847 Holdings LLC

260 Madison Avenue, 8th Floor

New York, NY 10016

July 24, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Rebekah Reed

Re:	1847 Holdings LLC

Registration Statement on Form S-1 (File No. 333-286427)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1847 Holdings LLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on Monday, July 28, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.